Microsoft Word 10.0.3416;T. Rowe Price Summit Municipal Funds, Inc.
         T. Rowe Price Summit Municipal Money Market Fund
         T. Rowe Price Summit Municipal Intermediate Fund
         T. Rowe Price Summit Municipal Income Fund

1) The following fundamental policy was added to the prospectus under "Private Activity Bonds and Taxable Securities": "Under normal market conditions, the funds will not purchase any security if, as a result, less than 80% of the funds' income would be exempt from federal income taxes. Income subject to the alternative minimum tax may be included in computing the 80%."